EXHIBIT (12) - Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

Year ended December 31,	2005	2004	2003	2002	2001
Earnings before federal taxes on income	$2,819	$1,960	$500	$3,143	$3,564
Fixed charges excluding capitalized interest	699	735	777	704	698
Amortization of previously capitalized interest	54	48	53	55	65
Net adjustment for earnings from affiliates	(9)	27	103	385	11
Earnings available for fixed charges	$3,563	$2,770	$1,433	$4,287	$4,338

Fixed charges:
Interest and debt expense	$653	$685	$716	$639	$650
Interest capitalized during the period	84	71	72	80	80
Rentals deemed representative of an interest factor	46	50	61	65	48
Total fixed charges	$783	$806	$849	$784	$778

Ratio of earnings to fixed charges	4.6	3.4	1.7	5.5	5.6

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